                                                                      EXHIBIT 20

COLUMBIA/HCA                                                                NEWS
Healthcare Corporation

                                                           FOR IMMEDIATE RELEASE



INVESTOR CONTACT:                                    MEDIA CONTACT:
Mark Kimbrough  615/344-2688                         Jeff Prescott  615/344-5708


              COLUMBIA/HCA REPORTS FOURTH QUARTER AND 1997 RESULTS
                 In Line with February 6, 1998 Pre-Announcement


     NASHVILLE,TN., FEBRUARY 13, 1998 --- Columbia/HCA Healthcare Corporation, (NYSE:COL) today announced final results for the fourth quarter and twelve months ended December 31, 1997. On February 6, 1998, the Company announced that it anticipated reporting weaker than expected financial results in the fourth quarter and that it anticipated recording significant restructuring and certain other charges in the fourth quarter.

     The Company recorded after-tax charges during the fourth quarter of $732 million of impairment charges related to assets being closed or divested, $55 million of costs associated with ongoing government investigations and severance cost and $56 million of charges related to a change in accounting principles. Approximately $443 million of the asset impairment charges relates to anticipated sales of the Company's home health operations and certain business units acquired from Value Health in 1997. The change in accounting policy relates to the Company's method of accounting for start-up costs and resulted in a write-off of the costs capitalized as of January 1, 1997.

     Revenues from continuing operations for the fourth quarter ended December 31, 1997 totaled $4.4 billion compared to $4.8 billion in the fourth quarter of 1996. Before income or loss from discontinued operations and restructuring and asset impairment charges, net loss from continuing operations totaled $404 million, or $0.63 per diluted share for the fourth quarter of 1997 compared to income of $398 million, or $0.58 per diluted share in the fourth quarter of 1996. After income or loss from discontinued operations and restructuring and asset impairment charges, net loss for the fourth quarter totaled $1.293 billion or $2.01 per diluted share versus net income of $414 million or $0.61 per diluted share from the same period last year.

     Revenues from continuing operations for the twelve months ended December 31, 1997 totaled $18.82 billion compared with $18.79 billion for 1996. Before income from discontinued operations and restructuring and asset impairment charges, income from continuing operations totaled $565 million or $0.85 per diluted share compared to $1.5 billion or $2.15 per diluted share in 1996. After income or loss from discontinued operations and restructuring and asset impairment charges, net loss totaled $305 million or $0.46 per diluted share in 1997 compared to net income of $1.5 billion or $2.22 per diluted share in 1996.

     During the fourth quarter, the Company experienced a 9% (approximately $440 million) decline in revenues from prior year. The decline was attributable to several factors, including divestitures of facilities (approximately $90 million); recording 1997 Medicare cost reports and delays experienced in obtaining settlements of cost reports filed in prior years (approximately $140 million) and decreases in Medicare rates of reimbursement mandated by the Balanced Budget Act of 1997 which became effective October 1, 1997 (approximately $50 million). Also contributing to the decline were continued increases in discounts from managed care payers and changes in estimates of reserves for discounts from managed care payers and contractual allowances from government payers. During the quarter, managed care as a percent of total admissions increased to 37% compared to 33% during the fourth quarter of 1996.

     Also during the quarter, costs incurred were higher than anticipated primarily due to increases in salaries, wages and benefits, other operating expenses and bad debt expense.

     During the quarter, same facility admissions increased by 0.6 percent, adjusted admissions, which reflect both inpatient and outpatient volumes, increased by 2.1 percent. Patient satisfaction levels rose slightly in the fourth quarter for the first time in two years. For the year, same facility admissions increased by 1.7% and adjusted admissions increased by 3.5%.

     At December 31, 1997, the Company's balance sheet reflected total debt of approximately $9.4 billion, stockholders equity of $7.3 billion and total assets of $22.0 billion. Capital expenditures in 1997 totaled $1.4 billion, excluding costs associated with assets classified as discontinued operations of approximately $1.1 billion and other acquisitions of approximately $411 million.

     "Our new leadership team has continued to focus on creating positive changes in Columbia/HCA's operations, corporate culture and organization. We have put in place an organization focused on local community based healthcare, developed a new ethics and compliance program and streamlined our management structure to enhance our commitment to providing quality patient care," stated Thomas F. Frist, Jr. M.D., Chairman and Chief Executive Officer. "Regarding the investigation, we are having an ongoing dialogue with the government. It is not appropriate to comment on these discussions."

     Jack O. Bovender, President and Chief Operating Officer, said, "While we realize that 1998 will continue to present challenges, we expect the Company to experience significant benefits from the internal reorganization and restructuring plan which became effective January 1, 1998. We are confident that we have taken significant steps forward in our efforts to reposition the Company for 1998 and future years."

     Columbia/HCA's annual stockholders meeting will be held on May 14, 1998 in Nashville, Tennessee, for shareholders of record as of March 23, 1998.



                                    #  #  #



All references to "Company or Columbia/HCA" as used throughout this document refer to Columbia/HCA Healthcare Corporation and its affiliates.

Certain of the above information is forward-looking and as such, only reflects the company's best assessment at this time. Investors are cautioned that forward-looking statements involve risks and uncertainty, that actual results may differ materially from such statements, and that investors should not place undue reliance on such statements. For a discussion of factors that may affect actual results, investors should refer to the Company's filings with the Securities and Exchange Commission.

                       COLUMBIA/HCA HEALTHCARE CORPORATION
                     CONSOLIDATED OPERATING RESULTS SUMMARY
                 (Dollars in millions, except per share amounts)


                                                                                                       FOR THE TWELVE MONTHS
                                                                                     FOURTH QUARTER      ENDED DECEMBER 31,
                                                                                  --------------------  --------------------
                                                                                    1997        1996       1997        1996
                                                                                  --------    --------   --------    --------

Revenues ......................................................................   $  4,374    $  4,817   $ 18,819    $ 18,786

Operating income (a) ..........................................................   $   (175)   $  1,125   $  2,851    $  4,214

Net income (loss):
     Income (loss) from continuing operations excluding the write-down of
         long-lived assets and restructuring and investigation related costs ..   $   (404)   $    398   $    565    $  1,461
     Write-down of long-lived assets (net of tax) .............................       (290)          -       (290)          -
     Restructuring and investigation related costs  (net of tax) ..............        (55)          -        (93)          -
     Discontinued operations:
          Income (loss) from operations of discontinued businesses (net of tax)        (45)         16         12          44
          Estimated loss on disposal of discontinued businesses (net of tax) ..       (443)          -       (443)          -
     Cumulative effect of accounting change (net of tax) ......................        (56)          -        (56)          -
                                                                                  --------------------   --------------------

     Net income (loss) ........................................................   $ (1,293)   $    414   $   (305)   $  1,505
                                                                                  ====================   ====================

Basic earnings (loss) per share:
     Income (loss) from continuing operations excluding the write-down of
         long-lived assets and restructuring and investigation related costs ..   $  (0.63)   $   0.58   $   0.86    $   2.17
     Write-down of long-lived assets (net of tax) .............................      (0.45)          -      (0.44)          -
     Restructuring and investigation related costs (net of tax) ...............      (0.08)          -      (0.14)          -
     Discontinued operations:
          Income (loss) from operations of discontinued businesses (net of tax)      (0.07)       0.03       0.02        0.07
          Estimated loss on disposal of discontinued businesses (net of tax) ..      (0.69)          -      (0.67)          -
     Cumulative effect of accounting change (net of tax) ......................      (0.09)          -      (0.09)          -
                                                                                  --------------------   --------------------

     Net income (loss) ........................................................   $  (2.01)   $   0.61   $  (0.46)   $   2.24
                                                                                  ====================   ====================

Shares used in computing basic earnings per share (000) .......................    644,508     671,330    657,931     670,774


Diluted earnings (loss) per share:
     Income (loss) from continuing operations excluding the write-down of
         long-lived assets and restructuring and investigation related costs ..   $  (0.63)   $   0.58   $   0.85    $   2.15
     Write-down of long-lived assets (net of tax) .............................      (0.45)          -      (0.44)          -
     Restructuring and investigation related costs (net of tax) ...............      (0.08)          -      (0.14)          -
     Discontinued operations:
          Income (loss) from operations of discontinued businesses (net of tax)      (0.07)       0.03       0.02        0.07
          Estimated loss on disposal of discontinued businesses (net of tax) ..      (0.69)          -      (0.67)          -
     Cumulative effect of accounting change (net of tax) ......................      (0.09)          -      (0.08)          -
                                                                                  --------------------   ------------- ------

     Net income (loss) ........................................................   $  (2.01)   $   0.61   $  (0.46)   $   2.22
                                                                                  ====================   ====================

Shares used in computing diluted earnings per share (000) .....................    644,508     678,102    663,090     677,886




===============

(a) Income from continuing operations before depreciation and amortization, interest expense, write-down of long-lived assets, restructuring and investigation related costs, minority interests and income taxes.

     Certain prior year amounts have been reclassified to conform to current year presentation.

                       COLUMBIA/HCA HEALTHCARE CORPORATION
                      CONSOLIDATED STATEMENT OF OPERATIONS
       FOR THE FOURTH QUARTERS AND YEARS ENDED DECEMBER 31, 1997 AND 1996
                    ($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                        FOURTH QUARTER                 YEAR
                                                                    ----------------------    ----------------------
                                                                       1997        1996          1997         1996
                                                                    ---------    ---------    ---------    ---------

Revenues ........................................................   $   4,374    $   4,817    $  18,819    $  18,786
                                                                    ---------    ---------    ---------    ---------

Salaries and benefits ...........................................       2,010        1,793        7,631        7,205
Supplies ........................................................         712          663        2,722        2,655
Other operating expenses ........................................       1,335          951        4,263        3,689
Provision for doubtful accounts .................................         444          331        1,420        1,196
Equity in earnings of affiliates ................................          48          (46)         (68)        (173)
                                                                    ---------    ---------    ---------    ---------

                                                                        4,549        3,692       15,968       14,572
                                                                    ---------    ---------    ---------    ---------

    EBDITA ......................................................        (175)       1,125        2,851        4,214

Depreciation and amortization ...................................         315          301        1,238        1,143
Interest expense ................................................         132          117          493          488
Write-down of long-lived assets .................................         442            -          442            -
Restructuring and investigation related costs ...................          76            -          140            -
                                                                    ---------    ---------    ---------    ---------

Income (loss) from continuing operations before
     minority interests and income taxes ........................      (1,140)         707          538        2,583

Minority interests in earnings of consolidated entities .........          25           39          150          141
                                                                    ---------    ---------    ---------    ---------

Income (loss) from continuing operations before income taxes ....      (1,165)         668          388        2,442

Provision for income taxes (benefits) ...........................        (416)         270          206          981
                                                                    ---------    ---------    ---------    ---------

Income (loss) from continuing operations ........................        (749)         398          182        1,461

Discontinued operations:
     Income (loss) from operations of discontinued businesses ...         (45)          16           12           44
     Estimated loss on disposal of discontinued businesses ......        (443)           -         (443)           -
Cumulative effect of accounting change ..........................         (56)           -          (56)           -
                                                                    ---------    ---------    ---------    ---------

    Net income (loss) ...........................................   $  (1,293)   $     414    $    (305)   $   1,505
                                                                    =========    =========    =========    =========

Basic earnings (loss) per share:
   Income (loss) from continuing operations excluding the
         write-down of long-lived assets and restructuring
         and investigation related costs ........................   $   (0.63)   $    0.58    $    0.86    $    2.17
    Write-down of long-lived assets .............................       (0.45)   $       -        (0.44)   $       -
    Restructuring and investigation related costs ...............       (0.08)           -        (0.14)           -
    Discontinued operations:
         Income (loss) from operations of discontinued businesses       (0.07)        0.03         0.02         0.07
         Estimated loss on disposal of discontinued businesses ..       (0.69)           -        (0.67)           -
    Cumulative effect of accounting change ......................       (0.09)           -        (0.09)           -
                                                                    ---------    ---------    ---------    ---------

    Net income (loss) ...........................................   $   (2.01)   $    0.61    $   (0.46)   $    2.24
                                                                    =========    =========    =========    =========

Shares used in computing basic earnings per share (000) .........     644,508      671,330      657,931      670,774

Diluted earnings (loss) per share:
   Income (loss) from continuing operations excluding the
         write-down of long-lived assets and restructuring
         and investigation related costs ........................   $   (0.63)   $    0.58    $    0.85    $    2.15
    Write-down of long-lived assets .............................       (0.45)   $       -        (0.44)   $       -
    Restructuring and investigation related costs ...............       (0.08)           -        (0.14)           -
    Discontinued operations:
         Income (loss) from operations of discontinued businesses       (0.07)        0.03         0.02         0.07
         Estimated loss on disposal of discontinued businesses ..       (0.69)           -        (0.67)           -
    Cumulative effect of accounting change ......................       (0.09)           -        (0.08)           -
                                                                    ---------    ---------    ---------    ---------

    Net income (loss) ...........................................   $   (2.01)   $    0.61    $   (0.46)   $    2.22
                                                                    =========    =========    =========    =========

Shares used in computing diluted earnings per share (000) .......     644,508      678,102      663,090      677,886


Certain prior year amounts have been reclassified to conform to current year presentation.

                       COLUMBIA/HCA HEALTHCARE CORPORATION
                              OPERATING STATISTICS
       FOR THE FOURTH QUARTERS AND YEARS ENDED DECEMBER 31, 1997 AND 1996



                                           FOURTH QUARTER                    YEAR
                                      ------------------------      ------------------------
                                        1997           1996           1997           1996
                                        ----           ----           ----           ----

CONSOLIDATED HOSPITALS:
-----------------------

  Number of Hospitals                         309            319            309            319
  Weighted Average Licensed Beds           60,983         62,385         61,096         62,708
  Licensed Beds at End of Period           60,643         61,931         60,643         61,931

  Admissions                              479,000        479,100      1,915,100      1,895,400
  Adjusted Admissions                     728,600        718,500      2,901,400      2,826,000

  Patient Days                          2,337,800      2,432,200      9,492,300      9,712,900
  Adjusted Patient Days                 3,556,100      3,648,300     14,380,800     14,482,000

  Emergency Room Visits                 1,398,500      1,348,300      5,535,200      5,351,200

  Outpatient Revenues as a
    Percentage of Patient Revenues          37.3%          36.4%          37.0%          36.0%

  Surgery Cases                           484,700        493,400      1,976,900      1,945,500

  Average Length of Stay                      4.9            5.1            5.0            5.1

  Occupancy                                 41.7%          42.4%          42.6%          42.3%
  Adjusted Occupancy                        63.5%          63.6%          64.5%          63.1%

  Revenues (millions)                 $     4,374    $     4,817    $    18,819    $    18,786
  Revenues Per Adjusted Patient Day   $     1,230    $     1,321    $     1,309    $     1,297
  Revenues Per Adjusted Admission     $     6,004    $     6,705    $     6,486    $     6,648




NUMBER OF CONSOLIDATED AND NON-CONSOLIDATED
-------------------------------------------
(50/50 EQUITY JOINT VENTURES) HOSPITALS:
----------------------------------------

  Consolidated                                                              309            319
  Non-Consolidated (50/50 Equity
  Joint Ventures)                                                            27             22
                                                                    -----------    -----------
  Total Number of Hospitals                                                 336            341
                                                                    ===========    ===========